ADVENT TECHNOLOGIES HOLDINGS, INC.

500 Rutherford Avenue, Suite 102

Boston, MA 02129

April 28, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Advent Technologies Holdings, Inc.

Registration Statement on Form S-3

File No. 333-271389

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Advent Technologies Holdings, Inc. hereby respectfully requests that the effective date of the above referenced Registration Statement on Form S-3 (File No. 333-271389) be accelerated to 9:00 a.m., Eastern Time, on Tuesday, May 2, 2023, or as soon as practicable thereafter.

Please contact Katherine J. Blair of Manatt, Phelps & Phillips, LLP at (310) 312-4252 with any questions you may have regarding this request. In addition, please notify Ms. Blair by telephone when this request for acceleration has been granted. We appreciate your assistance in this matter.

Respectfully,

ADVENT TECHNOLOGIES HOLDINGS, INC.

By:	/s/ James F. Coffey
Name:	James F. Coffey
Title:	Chief Operating Officer and General Counsel

cc:	Manatt, Phelps & Phillips, LLP